United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2011

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Vale S.A.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nr.

Report of Independent Registered Public Accounting Firm	1

Condensed Consolidated Balance Sheets as of June 30, 2011 and December 31, 2010	2

Condensed Consolidated Statements of Income for the three-month periods ended June 30, 2011, March 31, 2011 and June 30, 2010 and for the six-month periods ended June 30, 2011 and June 30, 2010	4

Condensed Consolidated Statements of Cash Flows for the three-month periods ended June 30, 2011, March 31, 2011 and June 30, 2010 and for the six-month periods ended June 30, 2011 and June 30, 2010	5

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended June 30, 2011, March 31, 2011 and June 30, 2010 and for the six-month periods ended June 30, 2011 and June 30, 2010	6

Condensed Consolidated Statements of Comprehensive Income (deficit) for the three-month periods ended June 30, 2011, March 31, 2011 and June 30, 2010 and for the six-month periods ended June 30, 2011 and June 30, 2010	7

Notes to the Condensed Consolidated Financial Statements	8

i

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Stockholders

Vale S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. and its subsidiaries (the “Company”) as of June 30, 2011, and the related condensed consolidated statements of income, of cash flows, of comprehensive income and of stockholders’ equity for each of the three-month periods ended June 30 and March 31, 2011 and June 30, 2010 and for the six-month periods ended June 30, 2011 and June 30, 2010. This interim financial information is the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2010, and the related consolidated statements of income, of cash flows, of comprehensive income and of stockholders’ equity for the year then ended (not presented herein), and in our report dated February 24, 2011, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2010, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

July 28, 2011

PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1º e 2º, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056

T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

PricewaterhouseCoopers, Rua da Candelária 65, 20º, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,

T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

Condensed Consolidated Balance Sheets

Expressed in millions of United States dollars

	June 30, 2011	December 31, 2010
	(unaudited)
Assets
Current assets
Cash and cash equivalents	13,227	7,584
Short-term investments	—	1,793
Accounts receivable
Related parties	314	435
Unrelated parties	7,919	7,776
Loans and advances to related parties	231	96
Inventories	5,273	4,298
Deferred income tax	249	386
Unrealized gains on derivative instruments	793	52
Advances to suppliers	487	188
Recoverable taxes	2,131	1,603
Assets held for sale	215	6,987
Others	834	593
	31,673	31,791

Non-current assets
Property, plant and equipment, net	91,677	83,096
Intangible assets	1,344	1,274
Investments in affiliated companies, joint ventures and others investments	8,552	4,497
Other assets:
Goodwill on acquisition of subsidiaries	3,370	3,317
Loans and advances
Related parties	39	29
Unrelated parties	305	165
Prepaid pension cost	1,935	1,962
Prepaid expenses	333	222
Judicial deposits	1,888	1,731
Recoverable taxes	518	361
Deferred income tax	511	—
Unrealized gains on derivative instruments	190	301
Tax Incentive / reinvestiment	346	144
Account receivable of sale of aluminum	347	—
Others	185	249
	9,967	8,481
TOTAL	143,213	129,139

Condensed Consolidated Balance Sheets

Expressed in millions of United States dollars

(Except number of shares)

	(Continued)
	June 30, 2011	December 31, 2010
	(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	4,652	3,558
Payroll and related charges	1,018	1,134
Minimum annual remuneration attributed to stockholders	2,111	4,842
Current portion of long-term debt	1,918	2,823
Short-term debt	100	139
Loans from related parties	—	9
Provision for income taxes	4,238	751
Taxes payable and royalties	107	257
Employees postretirement benefits	235	168
Unrealized losses on derivative instruments	50	35
Provisions for asset retirement obligations	56	75
Liabilities associated with assets held for sale	85	3,152
Others	1,037	969
	15,607	17,912

Non-current liabilities
Employees postretirement benefits	2,207	2,442
Long-term debt	22,435	21,591
Provisions for contingencies (Note 16 (b))	2,169	2,043
Unrealized losses on derivative instruments	11	61
Deferred income tax	7,069	8,085
Provisions for asset retirement obligations	1,354	1,293
Debentures	1,418	1,284
Others	2,444	1,987
	39,107	38,786

Redeemable noncontrolling interest	578	712

Commitments and contingencies (Note 16)

Stockholders’ equity
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2010 - 2,108,579,618) issued	16,728	10,370
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2010 - 3,256,724,482) issued	25,837	16,016
Treasury stock - 99,649,562 (2010 - 99,649,571) preferred and 47,375,394 (2010 - 47,375,394) common shares	(2,660)	(2,660)
Additional paid-in capital	318	2,188
Mandatorily convertible notes - common shares	290	290
Mandatorily convertible notes - preferred shares	644	644
Other cumulative comprehensive loss	2,566	(333)
Undistributed retained earnings	30,082	42,218
Unappropriated retained earnings	11,211	166
Total Company stockholders’ equity	85,016	68,899
Noncontrolling interests	2,905	2,830
Total stockholders’ equity	87,921	71,729
TOTAL	143,213	129,139

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Income

Expressed in millions of United States dollars

(Except per share amounts)

	(Unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	13,659	11,743	8,402	25,402	14,095
Aluminum products	—	383	655	383	1,254
Revenues from logistic services	476	328	409	804	723
Fertilizer products	867	787	210	1,654	275
Others	343	307	254	650	431
	15,345	13,548	9,930	28,893	16,778
Taxes on revenues	(356)	(335)	(272)	(691)	(516)
Net operating revenues	14,989	13,213	9,658	28,202	16,262
Operating costs and expenses
Cost of ores and metals sold	(4,361)	(4,101)	(2,965)	(8,462)	(5,565)
Cost of aluminum products	—	(289)	(545)	(289)	(1,052)
Cost of logistic services	(376)	(289)	(262)	(665)	(492)
Cost of fertilizer products	(676)	(645)	(175)	(1,321)	(213)
Others	(308)	(252)	(175)	(560)	(339)
	(5,721)	(5,576)	(4,122)	(11,297)	(7,661)
Selling, general and administrative expenses	(434)	(419)	(343)	(853)	(636)
Research and development expenses	(363)	(342)	(189)	(705)	(361)
Gain on sale of assets	—	1,513	—	1,513	—
Others	(724)	(420)	(374)	(1,144)	(912)
	(7,242)	(5,244)	(5,028)	(12,486)	(9,570)
Operating income	7,747	7,969	4,630	15,716	6,692
Non-operating income (expenses)
Financial income	226	165	69	391	117
Financial expenses	(514)	(582)	(514)	(1,096)	(979)
Gains (losses) on derivatives, net	358	239	(112)	597	(342)
Foreign exchange and indexation gains, net	578	80	66	658	36
	648	(98)	(491)	550	(1,168)

Income before discontinued operations, income taxes and equity results	8,395	7,871	4,139	16,266	5,524
Income taxes
Current	(1,719)	(1,593)	(609)	(3,312)	(858)
Deferred	(688)	216	(52)	(472)	436
	(2,407)	(1,377)	(661)	(3,784)	(422)

Equity in results of affiliates, joint ventures and other investments	406	280	283	686	379
Net income from continuing operations	6,394	6,774	3,761	13,168	5,481
Discontinued operations, net of tax	—	—	(6)	—	(151)
Net income	6,394	6,774	3,755	13,168	5,330
Net income (loss) attributable to noncontrolling interests	(58)	(52)	50	(110)	21
Net income attributable to the Company’s stockholders	6,452	6,826	3,705	13,278	5,309

Basic and diluted earnings per share attributable to Company’s stockholders
Earnings per preferred share	1.21	1.29	0.69	2.50	0.99
Earnings per common share	1.21	1.29	0.69	2.50	0.99
Earnings per preferred share linked to mandatorily convertible notes (*)	1.71	1.67	1.10	3.38	1.80
Earnings per common share linked to mandatorily convertible notes (*)	1.79	1.74	1.95	3.53	3.48

(*) Basic earnings per share only, as dilution assumes conversion

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows

Expressed in millions of United States dollars

	(Unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Cash flows from operating activities:
Net income	6,394	6,774	3,755	13,168	5,330
Depreciation, depletion and amortization	979	957	748	1,936	1,491
Dividends received	343	250	199	593	249
Equity in results of affiliates, joint ventures and other investments	(406)	(280)	(283)	(686)	(379)
Deferred income taxes	688	(216)	52	472	(436)
Loss on disposal of property, plant and equipment	19	172	48	191	146
Gain on sale of assets available for sale	—	(1,513)	—	(1,513)	—
Discontinued operations, net of tax	—	—	6	—	151
Foreign exchange and indexation gains, net	257	(104)	(20)	153	(79)
Unrealized derivative losses (gains), net	(230)	(212)	223	(442)	466
Unrealized interest (income) expense, net	(41)	7	(13)	(34)	5
Others	(41)	(37)	(17)	(78)	101
Decrease (increase) in assets:
Accounts receivable	(658)	111	(1,608)	(547)	(2,385)
Inventories	(73)	(743)	(130)	(816)	(388)
Recoverable taxes	(79)	(112)	(78)	(191)	(30)
Others	(280)	200	(60)	(80)	65
Increase (decrease) in liabilities:
Suppliers	246	157	385	403	497
Payroll and related charges	204	(356)	127	(152)	(150)
Income taxes	(24)	476	357	452	311
Others	(233)	477	(15)	244	117
Net cash provided by operating activities	7,065	6,008	3,676	13,073	5,082
Cash flows from investing activities:
Short term investments	540	1,253	12	1,793	3,747
Loans and advances receivable
Related parties
Loan proceeds	—	—	—	—	(28)
Repayments	—	—	1	—	1
Others	(34)	(143)	9	(177)	4
Judicial deposits	(159)	(29)	(47)	(188)	(163)
Investments	(26)	(115)	(23)	(141)	(51)
Additions to property, plant and equipment	(3,480)	(2,813)	(2,236)	(6,293)	(4,053)
Proceeds from disposal of investments available for sale		1,081	—	1,081	—
Acquisition of subsidiaries, net of cash acquired	—	—	(5,234)	—	(5,234)
Net cash used in investing activities	(3,159)	(766)	(7,518)	(3,925)	(5,777)
Cash flows from financing activities:
Short-term debt
Additions	51	767	225	818	1,857
Repayments	(96)	(760)	(206)	(856)	(1,855)
Loans
Related parties
Proceeds	—	19	5	19	15
Repayments	—	(1)	(2)	(1)	(3)
Issuances of long-term debt
Third parties
Proceeds	268	603	469	871	1,528
Repayments	(419)	(1,351)	(133)	(1,770)	(383)
Dividends and interest attributed to Company’s stockholders	(2,000)	(1,000)	(1,250)	(3,000)	(1,250)
Dividends and interest attributed to noncontrolling interest	(60)	—	(58)	(60)	(59)
Net cash used in financing activities	(2,256)	(1,723)	(950)	(3,979)	(150)
Increase (decrease) in cash and cash equivalents	1,650	3,519	(4,792)	5,169	(845)
Effect of exchange rate changes on cash and cash equivalents	306	168	(97)	474	(213)
Cash and cash equivalents, beginning of period	11,271	7,584	11,124	7,584	7,293
Cash and cash equivalents, end of period	13,227	11,271	6,235	13,227	6,235
Cash paid during the period for:
Interest on short-term debt	(1)	(1)	—	(2)	(1)
Interest on long-term debt	(374)	(337)	(298)	(711)	(541)
Income tax	(1,171)	(965)	(40)	(2,136)	(167)
Non-cash transactions
Interest capitalized	69	33	56	102	102

Conversion of mandatorily convertible notes using 75,435,238 treasury stock (see note 13).

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Changes in Stockholders’ Equity

Expressed in millions of United States dollars

(Except number of shares)

	(Unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Preferred class A stock (including twelve golden shares)
Beginning of the period	10,370	10,370	9,727	10,370	9,727
Capital increase	6,358	—	—	6,358	—
Transfer from undistributed retained earnings	—	—	643	—	643
End of the period	16,728	10,370	10,370	16,728	10,370
Common stock
Beginning of the period	16,016	16,016	15,262	16,016	15,262
Capital increase	9,821	—	—	9,821	—
Transfer from undistributed retained earnings	—	—	754	—	754
End of the period	25,837	16,016	16,016	25,837	16,016
Treasury stock
Beginning of the period	(2,660)	(2,660)	(1,150)	(2,660)	(1,150)
Sales (acquisitions)	—	—	490	—	490
End of the period	(2,660)	(2,660)	(660)	(2,660)	(660)
Additional paid-in capital
Beginning of the period	2,188	2,188	411	2,188	411
Change in the period	(1,870)	—	1,379	(1,870)	1,379
End of the period	318	2,188	1,790	318	1,790
Mandatorily convertible notes - common shares
Beginning of the period	290	290	1,578	290	1,578
Change in the period	—	—	(1,288)	—	(1,288)
End of the period	290	290	290	290	290
Mandatorily convertible notes - preferred shares
Beginning of the period	644	644	1,225	644	1,225
Change in the period	—	—	(581)	—	(581)
End of the period	644	644	644	644	644
Other cumulative comprehensive income (deficit)
Cumulative translation adjustments
Beginning of the period	934	(253)	(2,162)	(253)	(1,772)
Change in the period	1,581	1,187	(1,455)	2,768	(1,845)
End of the period	2,515	934	(3,617)	2,515	(3,617)
Unrealized gain (loss) - available-for-sale securities, net of tax
Beginning of the period	2	3	2	3	—
Change in the period	(2)	(1)	(2)	(3)	—
End of the period	—	2	—	—	—
Surplus (deficit) accrued pension plan
Beginning of the period	61	(59)	100	(59)	(38)
Change in the period	(132)	120	(164)	(12)	(26)
End of the period	(71)	61	(64)	(71)	(64)
Cash flow hedge
Beginning of the period	(19)	(24)	(21)	(24)	2
Change in the period	141	5	143	146	120
End of the period	122	(19)	122	122	122
Total other cumulative comprehensive income (deficit)	2,566	978	(3,559)	2,566	(3,559)
Undistributed retained earnings
Beginning of the period	43,189	42,218	27,875	42,218	28,508
Transfer from/to unappropriated retained earnings	1,202	971	(392)	2,173	(1,025)
Transfer to capitalized earnings	(14,309)	—	(1,397)	(14,309)	(1,397)
End of the period	30,082	43,189	26,086	30,082	26,086
Unappropriated retained earnings
Beginning of the period	5,995	166	5,377	166	3,182
Net income attributable to the stockholders’ Company	6,452	6,826	3,705	13,278	5,309
Interest on mandatorily convertible debt
Preferred class A stock	(24)	(18)	(19)	(42)	(38)
Common stock	(10)	(8)	(23)	(18)	(46)
Dividends and interest attributed to stockholders’ equity
Preferred class A stock	—	—	(77)	—	(77)
Common stock	—	—	(121)	—	(121)
Appropriation from/to undistributed retained earnings	(1,202)	(971)	392	(2,173)	1,025
End of the period	11,211	5,995	9,234	11,211	9,234
Total Company stockholders’ equity	85,016	77,010	60,211	85,016	60,211
Beginning of the period	2,904	2,830	2,784	2,830	2,831
Disposals (acquisitions) of noncontrolling interests	—	117	2,309	117	2,309
Cumulative translation adjustments	40	(54)	(11)	(14)	(22)
Cash flow hedge	—	1	31	1	35
Net income (loss) attributable to noncontrolling interests	(58)	(52)	50	(110)	21
Net income (loss) attributable to redeemable noncontrolling interests	65	68	—	133	—
Dividends and interest attributable to noncontrolling interests	(59)	(6)	5	(65)	(6)
Capitalization of stockholders advances	8	—	—	8	—
Pension plan	5	—	—	5	—
Assets and liabilities held for sale	—	—	(1,683)	—	(1,683)
End of the period	2,905	2,904	3,485	2,905	3,485
Total stockholders’ equity	87,921	79,914	63,696	87,921	63,696

Number of shares issued and outstanding:
Preferred class A stock (including twelve golden shares)	2,108,579,618	2,108,579,618	2,108,579,618	2,108,579,618	2,108,579,618
Common stock	3,256,724,482	3,256,724,482	3,256,724,482	3,256,724,482	3,256,724,482
Buy-backs
Beginning of the period	(147,024,956)	(147,024,965)	(152,579,803)	(147,024,965)	(152,579,803)
Conversions	—	9	75,435,238	9	75,435,238
End of the period	(147,024,956)	(147,024,956)	(77,144,565)	(147,024,956)	(77,144,565)
	5,218,279,144	5,218,279,144	5,288,159,535	5,218,279,144	5,288,159,535

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Comprehensive Income (deficit)

Expressed in millions of United States dollars

	(Unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Comprehensive income is comprised as follows:
Company’s stockholders:
Net income attributable to Company’s stockholders	6,452	6,826	3,705	13,278	5,309
Cumulative translation adjustments	1,581	1,187	(1,455)	2,768	(1,845)

Available-for-sale securities
Gross balance as of the period/year end	(13)	(1)	(2)	(14)	4
Tax (expense) benefit	11	—	—	11	(4)
	(2)	(1)	(2)	(3)	—
Surplus (deficit) accrued pension plan
Gross balance as of the period/year end	(195)	183	(297)	(12)	(91)
Tax (expense) benefit	63	(63)	133	—	65
	(132)	120	(164)	(12)	(26)
Cash flow hedge
Gross balance as of the period	138	14	151	152	154
Tax (expense) benefit	3	(9)	(8)	(6)	(34)
	141	5	143	146	120
Total comprehensive income attributable to Company’s stockholders	8,040	8,137	2,227	16,177	3,558
Noncontrolling interests:
Net income attributable to noncontrolling interests	(58)	(52)	50	(110)	21
Cumulative translation adjustments	40	(54)	(11)	(14)	(22)
Pension plan	8	—	—	8	—
Cash flow hedge	—	1	31	1	35
Total comprehensive income (deficit) attributable to Noncontrolling interests	(10)	(105)	70	(115)	34
Total comprehensive income	8,030	8,032	2,297	16,062	3,592

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements

Expressed in millions of United States dollars, unless otherwise stated

1      The Company and its operations

Vale S.A., (“Vale”, the “Company” or “we”) is a limited liability company incorporated in Brazil.  Operations are carried out through Vale and our subsidiary companies, joint ventures and affiliates, and mainly consist of mining, basic metals production, fertilizers, logistics and steel activities.

At June 30, 2011, our principal consolidated operating subsidiaries are the following:

Subsidiary	% ownership	% voting capital	Location	Principal activity
Compañia Minera Miski Mayo S.A.C.	40.00	51.00	Peru	Fertilizer
Ferrovia Centro-Atlântica S. A.	99.99	99.99	Brazil	Logistics
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	Logistics
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore
PT International Nickel Indonesia Tbk	59.14	59.14	Indonesia	Nickel
Sociedad Contractual Minera Tres Valles	90.00	90.00	Chile	Copper
Urucum Mineração S.A.	100.00	100.00	Brazil	Iron Ore and Manganese
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Austria Holdings GMBH	100.00	100.00	Austria	Holding and Exploration
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Coal Colombia Ltd.	100.00	100.00	Colombia	Coal
Vale Fertilizantes S.A	84.27	99.90	Brazil	Fertilizer
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Nouvelle - Calédonie SAS	74.00	74.00	New Caledonia	Nickel

2      Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Subsidiaries over which control is achieved through other means, such as stockholders agreement, are also consolidated even if we hold less than 51% of voting capital. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for under the equity method (Note 10).

We evaluate the carrying value of our equity investments in relation to publicly quoted market prices when available. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a stockholders agreement. We define affiliates as businesses in which we participate as a noncontrolling interest but with significant influence over the operating and financial policies of the investee.

Our participation in hydroelectric projects in Brazil is made via consortium contracts under which we have undivided interests in the assets, and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output.  We do not have joint liability for any obligations. No separate legal or tax status is granted to consortia under Brazilian law. Accordingly, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects.

3      Basis of presentation

Our condensed consolidated interim financial statements for the three-month periods ended June 30, 2011, March 31, 2011 and June 30, 2010 and for the six-month periods ended June 30, 2011 and 2010, prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), are unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for interim periods. The results of operations for the three-month and six-month periods ended June 30, 2011, are not necessarily indicative of the actual results expected for the full fiscal year ending December 31, 2011.

This condensed consolidated interim financial statement should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2010, prepared in accordance with US GAAP.

In preparing the condensed consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, impairment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired and assumed in business combinations, income tax uncertainties, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

Since December 2007, significant modifications have been made to (“Brazilian GAAP”) as part of a convergence project with International Financial Reporting Standards (“IFRS”) and as from December 31, 2010, the convergence was completed and therefore the (“IFRS”) is the accounting practice adopted in Brazil.  The Company does expect to continue the (“US GAAP”) reporting during 2011.

The Brazilian real is the parent Company’s functional currency. We have selected the US dollar as our reporting currency.

All assets and liabilities have been translated to US dollars at the closing rate of exchange at each balance sheet date (or, if unavailable, the first available exchange rate).  All statement of income accounts have been translated to US dollars at the average exchange rates prevailing during the respective periods. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account (“CTA”) in stockholders’ equity.

The results of operations and financial position of our entities that have a functional currency other than the US dollar have been translated into US dollars and adjustments to translate those statements into US dollars are recorded in the CTA in stockholders’ equity.

The exchange rates used to translate the assets and liabilities of the Brazilian operations at June 30, 2011 and December 31, 2010, were R$ 1.5611 and R$1.6662, respectively.

4      Accounting pronouncements

a) Newly issued accounting pronouncements

Accounting Standards Update (ASU) number 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The objective of this Update is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income, so an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income. We are currently studying the future impact of this statement.

Accounting Standards Update (ASU) number 2011-04: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in USGAAP and IFRSs. The amendments in this Update generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This Update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with US GAAP and IFRSs. We are currently studying the future impact of this statement.

Accounting Standards Update (ASU) number 2011-03: Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The amendments in this Update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. We do not expect any significant change in the disclosure of our financial statements.

Accounting Standards Update (ASU) number 2011-02: Receivables (Topic 310) - A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The amendments in this Update would provide additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. We do not expect any significant change in the disclosure of our financial statements.

The Company understands that the other recently issued accounting pronouncements that are not effective as of and for the period ending June 30, 2011, are not expected to be relevant for its consolidated financial statements.

b) Accounting standards adopted in 2011

Accounting Standards Update (ASU) number 2010-29 Disclosure of Supplementary Pro Forma Information for Business Combinations a consensus of the FASB Emerging Issues Task Force. The objective of this Update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The Company fully adopted this standard in 2011. This codification does not impact our financial position, results of operations or liquidity.

5      Major acquisitions and disposals

a)     Sale of aluminum assets

In February 2011, we concluded the transaction announced in May, 2010 with Norsk Hydro ASA (Hydro), to transfer all of our stakes in Albras-Alumínio Brasileiro S.A. (Albras), Alunorte Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), along with its respective off-take rights and outstanding commercial contracts, and 60% of Mineração Paragominas S.A. and all our other Brazilian bauxite mineral rights.

For this transactions we received US$ 1,081 in cash and 22% equivalent to 447,834,465 shares of Hydro’s common shares outstanding (approximately US$ 3.5 billion according to Hydro’s closing share price at the date of the transaction). Three and five years after the closing of the transaction, we will receive two equal tranches of US$ 200 each in cash, related to the remaining payment of 40% of Mineração Paragominas S.A. From the date of the transaction, Hydro has been accounted for by the equity method.

The gain on this transaction, of US$ 1,513 was recorded in the income statement in the line Gain on sale of assets.

b)     Fertilizers Businesses

In 2010, we acquired 78.92% of the total capital and 99.83% of the voting do capital of Vale Fertilizantes and 100% of the total capital of  Vale Fosfatados.  In 2011, after the incorporation of Vale Fosfatados by Vale Fertilizantes, our total participation reaches 84.27%.

The purchase price allocation based on the fair values of acquired assets and liabilities, was based on studies performed by us with the assistance of external valuation specialists.

Purchase price	5,795
Noncontrolling consideration	767
Book value of property, plant and equipment and mining rights	(1,987)
Book value of other assets acquired and liabilities assumed, net	(395)
Adjustment to fair value of property, plant and equipment and mining rights	(5,146)
Adjustment to fair value of inventories	(98)
Deferred taxes on the above adjustments	1,783

Goodwill	719

The goodwill balance arises primarily due to the synergies between the acquired assets and the potash operations in Taquari-Vassouras, Carnalita, Rio Colorado and Neuquém and phosphates in Bayóvar I and II, in Peru, and Evate, in Mozambique. The future development of our projects combined with the acquisition of the portfolio of fertilizer assets will allow Vale to be one of the top players in the world’s fertilizer business.

In June 2011, we announced a public offer to acquire up to 100% of the free float of our subsidiary Vale Fertilizantes S.A. The public offer involves a cash price of R$ 25.00 per share, for both common and preferred shares, amounting a total disbursement by Vale of up to R$ 2.2 billion (equivalent to US$ 1.4 billion as at June 30, 2011) representing 0.09% of the common shares and 31.77% of the preferred shares issued by Vale Fertilizantes.  In July we filed with Comissão de Valores Mobiliários (CVM) the Prospect (Edital) and a request for registration of a public offer to acquire up to 100% of the free float shares of its subsidiary Vale Fertilizantes S.A. (Vale Fertilizantes), in order to subsequently cancel the public company registration, as previously disclosed.

c)      Others transactions

In April, 2011, the Board of Directors has approved the acquisition of up to 9% of Northern Energy S.A. (NESA), which is currently held by Gaia Energia e Participações S.A. (Gaia), subject to certain conditions. NESA was established with the sole purpose of implementing, operating and exploring of the Belo Monte hydroelectric plant, which is still in the early development stage. Vale estimated an investment of US$ 1.4 billion to repay Gaia by capital contributions made in NESA and commitments of future capital contributions arising from the acquired stake.

6      Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34%. In other countries where we have operations, we are subject to various taxes rates depending on the jurisdiction.

We analyze the potential tax impact associated with undistributed earnings by each of our subsidiaries.  For those subsidiaries in which the undistributed earnings would be taxable when remitted to the parent company, no deferred tax is recognized, based on generally accepted accounting principles.

The amount reported as income tax expense in our condensed consolidated financial statements is reconciled to the statutory rates as follows:

	(Unaudited)
	Three-month period ended									Six-month period ended
	June 30, 2011			March 31, 2011			June 30, 2010			June 30, 2011			June 30, 2010
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before discontinued operations, income taxes, equity results and noncontrolling interests	7,303	1,092	8,395	4,518	3,353	7,871	3,407	732	4,139	11,821	4,445	16,266	3,627	1,897	5,524
Exchange variation (not taxable) or not deductible	—	71	71	—	47	47	—	(184)	(184)	—	118	118	—	(600)	(600)
	7,303	1,163	8,466	4,518	3,400	7,918	3,407	548	3,955	11,821	4,563	16,384	3,627	1,297	4,924

Tax at Brazilian composite rate	(2,483)	(395)	(2,878)	(1,536)	(1,156)	(2,692)	(1,158)	(187)	(1,345)	(4,019)	(1,551)	(5,570)	(1,233)	(441)	(1,674)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	258	—	258	436	—	436	209	—	209	694	—	694	418	—	418
Difference on tax rates of foreign income	—	219	219	—	748	748	—	239	239	—	967	967	—	563	563
Tax incentives	192	—	192	171	—	171	212	—	212	363	—	363	229	—	229
Reversal of deferred income tax	—	(141)	(141)	—	—	—	—	—	—	—	(141)	(141)	—	—	—
Other non-taxable, income/non deductible expenses	(63)	6	(57)	13	(53)	(40)	(25)	49	24	(50)	(47)	(97)	(29)	71	42
Income tax per consolidated statements of income	(2,096)	(311)	(2,407)	(916)	(461)	(1,377)	(762)	101	(661)	(3,012)	(772)	(3,784)	(615)	193	(422)

Vale and some subsidiaries in Brazil were granted with tax incentives that provide for a partial reduction of the income tax due related to certain regional operations of iron ore, railroad, manganese, copper, bauxite, alumina, aluminum, kaolin and potash. The tax benefit is calculated based on taxable profit adjusted by the tax incentive (so-called “exploration profit”) taking into consideration the operational profit of the projects that benefit from the tax incentive during a fixed period. In general, such tax incentives expire in 2018. Part of the northern railroad and iron ore operations have been granted with tax incentives for a period of 10 years starting from 2009. The tax savings must be registered in a special capital (profit) reserve in the net equity of the entity that benefits from the tax incentive and cannot be distributed as dividends to the stockholders.

We are also allowed to reinvest part of the tax savings in the acquisition of new equipment to be used in the operations that enjoy the tax benefit subject to subsequent approval from the Brazilian regulatory agencies Superintendência de Desenvolvimento da Amazônia - SUDAM and Superintendência de Desenvolvimento do Nordeste - SUDENE. When the reinvestment is approved, the corresponding tax benefit must also be accounted for in a special profit reserve and is also subject to the same restrictions with respect to future dividend distributions to the stockholders.

We also have income tax incentives related to our Goro project under development in New Caledonia (“The Goro Project”). These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. The Goro Project also qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out, should the project achieves a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once the Goro Project is in operation. We obtained tax incentives for our projects in Mozambique, Oman and Malaysia, that will take effects when those projects start their commercial operation.

We are subject to an examination by the tax authorities for up to five years regarding our operations in Brazil, up to ten years for Indonesia, and up to seven years for Canada for income taxes.

Tax loss carry forwards in Brazil and in most of the jurisdictions where we have tax loss carry forwards have no expiration date, though in Brazil, offset is restricted to 30% of annual taxable income.

On January 1, 2007, Company adopted the provision accounting for Uncertainty in Income Taxes.

The reconciliation of the beginning and ending amounts is as follows: (see note 16(b)) tax — related actions)

	(Unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Beginning of the period	2,623	2,555	409	2,555	396
Increase resulting from tax positions taken	1,065	9	—	1,074	4
Decrease resulting from tax positions taken (a)	(3,315)	(2)	(25)	(3,317)	(25)
Cumulative translation adjustments	(1)	61	(15)	60	(6)
End of the period	372	2,623	369	372	369

(a) In July 2011, as a consequence of a Brazilian court decision in a case related to the exemption of the Social Contribution (Contribuição Social sobre o Lucro Líquido). we transferred the provision already recognized to current liabilities.

7      Cash and cash equivalents

	June 30, 2011	December 31, 2010
	(unaudited)
Cash	1,087	560
Short-term investments	12,140	7,024
	13,227	7,584

All the above mentioned short-term investments are made through the use of low risk fixed income securities, in a way that: those denominated in Brazilian Reais are concentrated in investments indexed to the CDI, and those denominated in US dollars are mainly time deposits, with the original due date less than three months.

8      Short-term investments

	June 30, 2011	December 31, 2010
	(Unaudited)
Time deposit	—	1,793

Represent low risk investments with original due date over three months.

9      Inventories

	June 30, 2011	December 31, 2010
	(Unaudited)
Products
Nickel (co-products and by-products)	2,151	1,310
Iron ore and pellets	1,144	825
Manganese and ferroalloys	203	203
Fertilizer	263	171
Copper concentrate	63	28
Coal	57	74
Others	130	143
Spare parts and maintenance supplies	1,262	1,544
	5,273	4,298

In June 30, 2011, the inventory includes provision for adjustment to market value for the products nickel in the amount of US$105 (US$ 0 at December 31, 2010).

10 Investments in affiliated companies and joint ventures

	June 30, 2011 ( unaudited )				Investments		Equity in earnings (losses) of investee adjustments (unaudited)					Dividends Received (unaudited)
	Participation in		Net	Net income (loss)			Three-month period ended			Six-month period ended		Three-month period ended			Six-month period ended
	capital (%)		equity	of the period	June 30, 2011	December 31, 2010	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	Voting	Total			(Unaudited)
Bulk Material
Iron ore and pellets
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (1)	51.11	51.00	357	46	182	171	15	8	1	23	6	22	—	—	22	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (1)	51.00	50.89	243	15	125	128	5	3	(4)	8	5	20	—	25	20	25
Companhia Coreano-Brasileira de Pelotização - KOBRASCO (1)	50.00	50.00	152	36	76	87	8	10	3	18	9	17	—	—	17	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (1)	51.00	50.90	149	50	76	86	15	10	2	25	3	—	—	—	—	—
Minas da Serra Geral SA - MSG	50.00	50.00	65	3	34	36	(5)	1	1	(4)	1	—	—	—	—	—
SAMARCO Mineração SA - SAMARCO (2)	50.00	50.00	1,085	969	611	561	278	207	245	485	291	225	250	100	475	150
Baovale Mineração SA - BAOVALE	50.00	50.00	74	9	37	31	2	2	—	4	1	—	—	—	—	—
Zhuhai YPM Pellet e Co,Ltd - ZHUHAI	25.00	25.00	90	4	23	25	1	(1)	1	—	5	—	—	—	—	—
Tecnored Desenvolvimento Tecnológico SA	43.04	43.04	120	(2)	52	40	—	(1)	—	(1)	(10)	—	—	—	—	—
					1,216	1,165	319	239	249	558	311	284	250	125	534	175
Coal
Henan Longyu Resources Co Ltd	25.00	25.00	1,191	167	298	250	18	24	19	42	39	—	—	39	—	39
Shandong Yankuang International Company Ltd	25.00	25.00	(144)	(37)	(36)	(27)	(4)	(5)	(5)	(9)	(8)	—	—	—	—	—
					262	223	14	19	14	33	31	—	—	39	—	39
Base Metals
Bauxite
Mineração Rio do Norte SA - MRN	40.00	40.00	409	7	166	152	1	2	1	3	2	—	—	—	—	—
					166	152	1	2	1	3	2	—	—	—	—	—
Copper
Teal Minerals Incorporated	50.00	50.00	265	(14)	133	90	(2)	(5)	(18)	(7)	(14)	—	—	—	—	—
					133	90	(2)	(5)	(18)	(7)	(14)	—	—	—	—	—
Nickel
Heron Resources Inc (3)	—	—	—	—	6	7	—	—	—	—	—	—	—	—	—	—
Korea Nickel Corp	25.00	25.00	5	—	5	11	—	—	—	—	—	—	—	—	—	—
Others (3)	—	—	—	—	2	5	—	—	—	—	—	—	—	—	—	—
					13	23	—	—	—	—	—	—	—	—	—	—
Aluminium
Norsk Hydro ASA	22.00	22.00	—	—	3,520	—	50	—	—	50	—	52	—	—	52	—
					3,520	—	50	—	—	50	—	52	—	—	52	—
Logistic
LOG-IN Logística Intermodal SA	31.33	31.33	421	(6)	141	135	(2)	—	1	(2)	—	—	—	—	—	—
MRS Logística SA	37.86	41.50	1,359	176	565	511	35	36	23	71	34	7	—	35	7	35
					706	646	33	36	24	69	34	7	—	35	7	35
Others
Steel
California Steel Industries Inc - CSI	50.00	50.00	321	25	167	155	7	6	9	13	15	—	—	—	—	—
THYSSENKRUPP CSA Companhia Siderúrgica	26.87	26.87	7,457	(68)	2,002	1,840	(10)	(8)	4	(18)	—	—	—	—	—	—
					2,169	1,995	(3)	(2)	13	(5)	15	—	—	—	—	—
Other affiliates and joint ventures
Vale Soluções em Energia (1)	51.00	51.00	277	(27)	146	115	(6)	(9)	—	(15)	—	—	—	—	—	—
Others	—	—	—	—	221	88	—	—	—	—	—	—	—	—	—	—
					367	203	(6)	(9)	—	(15)	—	—	—	—	—	—

Total					8,552	4,497	406	280	283	686	379	343	250	199	593	249

(1) Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders under shareholder agreements preclude consolidation;

(2) Investment includes goodwill of US$ 69 in June, 2011 and US$64 in December, 2010.

(3) Available for sale.

11 Short-term debt

Short-term borrowings outstanding on June 30, 2011 are from commercial banks for import financing denominated in US dollars with average annual interest rates of 1.88%.

12 Long-term debt

	Current liabilities		Non-current liabilities
	June 30,2011	December 31, 2010	June 30,2011	December 31, 2010
	(unaudited)		(unaudited)
Foreign debt
Loans and financing denominated in the following currencies:
US dollars	1,041	2,384	2,937	2,530
Others	13	18	271	217
Fixed Rate Notes
US dollars	405	—	9,833	10,242
EUR	—	—	1,089	1,003
Perpetual notes	—	—	78	78
Accrued charges	211	233	—	—
	1,670	2,635	14,208	14,070
Brazilian debt
General Price Index-Market (IGP-M)	112	76	4,233	3,891
Basket of currencies	2	1	212	125
Non-convertible debentures	—	—	2,974	2,767
Accrued charges	116	110	—	—
	248	188	8,227	7,521
Total	1,918	2,823	22,435	21,591

The long-term portion at June 30, 2011 was as follows (unaudited):

2012	571
2013	3,548
2014	1,256
2015	852
2016	15,718
No due date	490
22,435

At June 30, 2011 annual interest rates on long-term debt were as follows (unaudited):

Up to 3%	4,845
3.1% to 5% (*)	2,313
5.1% to 7%	9,426
7.1% to 9% (**)	2,933
9.1% to 11% (**)	165
Over 11% (**)	4,591
Variable	80
24,353

(*) Includes Eurobonds. For this operation we have entered into derivative transactions at a cost of 4,71% per year in US dollars.

(**) Includes non-convertible debentures and other Brazilian Real denominated debt that bear interest at the Brazilian Interbank Certificate of Deposit (CDI) and Brazilian Government Long-term Interest Rates (TJLP) plus a spread. For these operations we, have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$ 6,908 of which US$ 5,981 has an original interest rate above 7,1% per year. The average cost after taking into account the derivative transactions is 3,29% per year in US dollars.

The average cost of all derivative transactions is 3,49% per year in US dollars.

Vale has non-convertible debentures at Brazilian Real denominated as follows:

	Quantity as of June 30, 2011				Balance
Non Convertible Debentures	Issued	Outstanding	Maturity	Interest	June 30, 2011 (Unaudited)	December 31, 2010

2nd Series	400,000	400,000	November-2013	100% CDI + 0.25%	2,596	2,429
Tranche “B”	5	5	No due date	6.5% p.a + IGP-DI	412	367
					3,008	2,796

Long-term portion					2,974	2,767
Accrued chages					33	29
					3,008	2,796

The indexation indices/ rates applied to our debt were as follows:

	(Unaudited)
	Three-month period ended			Six-month period ended
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010

TJLP - Long-Term Interest Rate (effective rate)	1.5	(4.5)	1.5	3.0	3.0
IGP-M - General Price Index - Market	0.7	2.4	2.8	3.1	5.7
Appreciation (devaluation) of Real against US dollar	4.2	2.3	(1.1)	6.5	(3.3)

In June 2010, we entered into a bilateral pre-export finance agreement in the amount of US$500 and final tenor of 10 years.

In September 2010, Vale entered into agreements with The Export-Import Bank of China and the Bank of China Limited for the financing to build 12 very large ore carriers with 400,000 dwt, comprising a facility in an amount up to US$1,229. The financing has a 13-year total term to be repaid, and the funds will be disbursed during 3 years according to the construction schedule. As of June 30, 2011, we had drawn US$427 under the facility.

In September 2010, we issued US$1 billion notes due 2020 and US$750 notes due 2039. The 2020 notes were sold at a price of 99.030% of the principal amount and will bear a coupon of 4.625% per year, payable semi-annually. The 2039 notes that were sold at a price of 110.872% of the principal amount will be consolidated with and form a single series with Vale Overseas US$1 billion 6.875% Guaranteed Notes due 2039 issued on November 10, 2009.

Credit Lines

Vale has available lines of revolving credit that can be disbursed and paid optionally. On June 30, 2011, the amount available involving credit lines was US$ 4,100 million. Until June 30, 2011, no amounts were withdrawn, but letters of credit totaling US$ 118 million relating to the line of credit were issued in favor of subsidiary Vale Canada Limited and continue outstanding according to the revolving credit terms.

In January 2011, Vale entered into an agreement with some commercial banks with the guarantee of Italian credit bureau, Servizi Assicurativi Del Commercio Estero S.p.A. (SACE) to provide the amount of US$300 million with a final maturity of 10 years. As of June 30, 2011 we had drawn all amounts available under this facility.

In October 2010, Vale signed an agreement with Export Development Canada (EDC) to finance its investment program. Under the agreement, EDC will provide a credit line of up to US$1 billion. As of June 30, 2011, Vale disbursed US$ 500 million.

In June 2010, Vale established some credit lines totaling US$ 430 million with the Banco Nacional de Desenvolvimento Econômico Social — BNDES, in order to finance the acquisition of domestic equipments. In March 31, 2011, Vale increased the amount of credit lines through a new agreement with BNDES in R$ 103 (US$ 62). Until June 30, 2011, US$ 219 was disbursed in this agreement.

In May 2008, the Company has signed agreements with Japanese long term financing credit agencies in the amount of US$ 5 billion, being US$ 3 billion with Japan Bank for International Cooperation (JIBC) and US$ 2 billion with Nippon Export and Investment Insurance (NEXI), to finance mining projects, logistics and energy generation. Until June 30, 2011, Vale through its subsidiary PT International Nickel Indonesia Tbk (PTI) withdrew US$ 300 million, under this credit facility to finance the construction of the hydroelectric plant of Karebbe, Indonesia.

In April 2008, Vale has signed a credit line in the amount of R$ 7,300 (US$ 4 billion) with Banco Nacional de

Desenvolvimento Econômico e Social - BNDES to finance its investment program. Until June 30, 2011, Vale withdrew R$ 1,973 (US$ 1,264) in this line.

Guarantee

On June 30, 2011, US$ 430,7 of the total aggregate outstanding debt were secured by fixed assets.

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We have not identified any events of noncompliance as of June 30, 2011.

13   Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters brought before stockholders’ meetings, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confer permanent veto rights over certain matters.

Both common and preferred stockholders are entitled to receive a mandatory minimum dividend of 25% of annual adjusted net income under Brazilian GAAP, once declared at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the Brazilian GAAP equity value per share.

In April 2011, the Board of Directors approved the payment on April 29, 2011, regarding the first installment of interest on capital, in the amount of US$ 2 billion, corresponding to US$ 0.383268113 per outstanding share, common or preferred shares, of Vale issuance.

In January 2011, the Board of Directors approved the extraordinary payment which was paid on January 31, 2011, through interest attributed to Company Stockholders capital, in the total gross amount of US$ 1 billion, which corresponds to approximately US$0.191634056 per outstanding share, common or preferred, of Vale issuance. This value is subject to the incidence of income tax withheld at the rate in force.

On October 14, 2010, the Board of Directors approved the following proposals: (i) payment of the second tranche of the minimum dividend of US$1,250 billion and (ii) payment of an additional dividend of US$500. The payments were made on October 29, 2010.

On September 23, 2010, the Board of Directors approved a share buy-back program. The shares are to be held in treasury for subsequent sale or cancellation, amounting up to US$2 billion and involving up to 64,810,513 common shares and up to 98,367,748 preferred shares. As of December 31, 2010 we had acquired 21,682,700 common shares and 48,197,700 preferred shares. The share buy-back program was completely executed in October 2010.

In June 2010, the notes series Rio and Rio P were converted into ADS and represent an aggregate of 49,305,205 common shares and 26,130,033 preferred class A shares respectively. The conversion was made using 75,435,238 treasury stocks held by the Company.  The difference between the conversion amount and the book value of the treasury stocks of US$ 1,379 was accounted for in additional paid-in capital in the stockholder’s equity.

The outstanding issued mandatory convertible notes as of June 30, 2011, are as follows:

	Date		Value
Headings	Emission	Expiration	Gross	Net of charges	Coupon
Tranches Vale and Vale P - 2012	July/2009	June/2012	942	934	6.75	% p.a.

The notes pay a coupon quarterly and are entitled to an additional remuneration equivalent to the cash distribution paid to ADS holders.  These notes were classified as a capital instrument, mainly due to the fact that neither the Company nor the holders have the option to settle the operation, whether fully or partially, with cash, and the conversion is mandatory, consequently, they were recognized as a specific component of shareholders’ equity, net of financial charges.

The funds linked to future mandatory conversion, net of charges are equivalent to the maximum of common shares and preferred shares, as follows. All the shares are currently held in treasury.

	Maximum amount of action		Value
Headings	Common	Preferred	Common	Preferred
Tranches Vale and Vale P - 2012	18,415,859	47,284,800	293	649

In April 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, in the amount of US$ 0.985344 and US$ 1.139659 per note, respectively.

In January 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VAPE P-2012, R$0.7776700 and R$0.8994610, respectively, and in October 2010, VALE-2012 and VAPE P-2012, R$1.381517 and R$1.597876 per note, respectively.

Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month period ended (unaudited)			Six-month period ended (unaudited)
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Net income from continuing operations attributable to Company’s stockholders	6,452	6,826	3,711	13,278	5,460
Discontinued operations, net of tax	—	—	(6)	—	(151)
Net income attributable to Company’s stockholders	6,452	6,826	3,705	13,278	5,309

Interest attributed to preferred convertible notes	(24)	(18)	(19)	(42)	(38)
Interest attributed to common convertible notes	(10)	(8)	(23)	(18)	(46)
Net income for the period adjusted	6,418	6,800	3,663	13,218	5,225

Basic and diluted earnings per share

Income available to preferred stockholders	2,440	2,585	1,409	5,025	2,010
Income available to common stockholders	3,898	4,130	2,208	8,028	3,150
Income available to convertible notes linked to preferred shares	57	61	33	118	47
Income available to convertible notes linked to common shares	23	24	13	47	18
Weighted average number of shares outstanding (thousands of shares) - preferred shares	2,008,930	2,008,930	2,035,740	2,008,930	2,033,272
Weighted average number of shares outstanding (thousands of shares) - common shares	3,209,349	3,209,349	3,190,675	3,209,349	3,186,018
Treasury preferred shares linked to mandatorily convertible notes	47,285	47,285	47,285	47,285	47,285
Treasury common shares linked to mandatorily convertible notes	18,416	18,416	18,416	18,416	18,416
Total	5,283,980	5,283,980	5,292,116	5,283,980	5,284,991

Earnings per preferred share	1.21	1.29	0.69	2.50	0.99
Earnings per common share	1.21	1.29	0.69	2.50	0.99
Earnings per convertible notes linked to preferred share (*)	1.71	1.67	1.10	3.38	1.80
Earnings per convertible notes linked to common share (*)	1.79	1.74	1.95	3.53	3.48

Continuous operations
Earnings per preferred share	1.21	1.29	0.69	2.50	1.02
Earnings per common share	1.21	1.29	0.69	2.50	1.02
Earnings per convertible notes linked to preferred share (*)	1.71	1.67	1.10	3.38	1.83
Earnings per convertible notes linked to common share (*)	1.79	1.74	1.95	3.53	3.53

Discontinued operations
Earnings per preferred share	—	—	—	—	(0.03)
Earnings per common share	—	—	—	—	(0.03)
Earnings per convertible notes linked to preferred share (*)	—	—	—	—	(0.03)
Earnings per convertible notes linked to common share (*)	—	—	—	—	(0.05)

(*) Basic earnings per share only, as dilution assumes conversion

If the conversion of the convertible notes had been included in the calculation of diluted earnings per share they would have generated the following effect as shown below:

	Three-month period ended (unaudited)			Six-month period ended (unaudited)
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Income available to preferred stockholders	2,521	2,664	1,461	5,185	2,095
Income available to common stockholders	3,931	4,162	2,244	8,093	3,214
Weighted average number of shares outstanding (thousands of shares) - preferred shares	2,056,215	2,056,215	2,083,025	2,056,215	2,080,557
Weighted average number of shares outstanding (thousands of shares) - common shares	3,227,765	3,227,765	3,209,091	3,227,765	3,204,434
Earnings per preferred share	1.22	1.29	0.70	2.51	1.01
Earnings per common share	1.22	1.29	0.70	2.51	1.00

Continuous operations
Earnings per preferred share	1.22	1.29	0.70	2.51	1.04
Earnings per common share	1.22	1.29	0.70	2.51	1.03

Discontinued operations
Earnings per preferred share	—	—	—	—	(0.03)
Earnings per common share	—	—	—	—	(0.03)

14   Pension plans

We previously disclosed in our consolidated financial statements for the year ended December 31, 2010, that we expected to contribute US$310 to our defined benefit pension plan in 2011. As of June 30, 2011, total contributions of US$ 171 had been made. We do not expect any significant change in our previous estimate.

A special contribution was made to the Vale Canada Limited Defined Benefit plans of US$342 during the period. The contribution was made to bring the adequate ratios which provide Vale Canada with more certain funding requirements for 2011-2013.

	Three-month period ended (unaudited)
	June 30, 2011
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Service cost - benefits earned during the period	—	19	8
Interest cost on projected benefit obligation	103	106	26
Expected return on assets	(175)	(99)	—
Amortizations and (gain) / loss	—	6	(4)
Net deferral	—	—	(3)
Net periodic pension cost (credit)	(72)	32	27

	Three-month period ended (unaudited)
	March 31, 2011
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Service cost - benefits earned during the period	—	20	8
Interest cost on projected benefit obligation	98	104	25
Expected return on assets	(166)	(93)	—
Amortizations and (gain) / loss	—	9	(2)
Net periodic pension cost (credit)	(68)	40	31

	Three-month period ended (unaudited)
	June 30, 2010
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Service cost - benefits earned during the period	—	15	6
Interest cost on projected benefit obligation	71	90	24
Expected return on assets	(118)	(81)	—
Net periodic pension cost (credit)	(47)	24	30

	Six-month period ended (unaudited)
	June 30, 2011
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Service cost - benefits earned during the period	—	39	16
Interest cost on projected benefit obligation	201	210	51
Expected return on assets	(341)	(192)	—
Amortizations and (gain) / loss	—	15	(8)
Net periodic pension cost (credit)	(140)	72	59

	Six-month period ended (unaudited)
	June 30, 2010
	Overfunded pension plans	Underfunded pension plans	Underfunded other benefits
Service cost - benefits earned during the period	—	32	12
Interest cost on projected benefit obligation	140	178	48
Expected return on assets	(233)	(162)	—
Net periodic pension cost (credit)	(93)	48	60

15   Long-term incentive compensation plan

Under the terms of the long-term incentive compensation plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonus to the plan. The allocation is applied to purchase preferred shares of Vale, through a predefined financial institution, at market conditions and with no benefit provided by Vale.

The shares purchased by each executive are unrestricted and may, at the participant’s discretion, be sold at any time. However, the shares must be held for a three-year period and the executive must be continually employed by Vale during that period.  The participant then becomes entitled to receive from Vale a cash payment equivalent to the total amount of shares held, based on the market rates. The total shares linked to the plan at June 30, 2011 and December 31, 2010, are 3,136,014 and 2,458,627, respectively.

Additionally, as a long-term incentive certain eligible executives have the opportunity to receive at the end of the triennial cycle, a certain number of shares at market rates, based on an evaluation of their career and performance factors measured as an indicator of total return to stockholders.

We account for the compensation cost provided to our executives under this long-term incentive compensation plan, following the requirements for Accounting for Stock-Based Compensation. Liabilities are measured at each reporting date at fair value, based on market rates. Compensation costs incurred are recognized, over the defined three-year vesting period. At June 30, 2011 and December 31, 2010, we recognized a liability of US$111 and US$120, respectively, through the Statement of Income.

16   Commitments and contingencies

a)        In connection with the Girardin Act tax - advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors associated with the Girardin Act lease financing certain payments due from VNC. We also committed that assets associated with the Girardin Act lease financing would be substantially complete by December 31, 2010. Both y mutual agreement with both the French government and the tax investors have agreed to extend this date has been extended to December 31, 2011.

Sumic Nickel Netherlands B.V. (“Sumic”), a 21% stockholder of VNC, has a put option to sell to us 25%, 50%, or 100% of the shares they own of VNC if the defined cost of the initial nickel cobalt development project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, in the form of Girardin Act lease financing, funding, shareholder loans and equity contributions by shareholders to VNC, exceeded US$ 4.6 billion and an agreement cannot be reached on how to proceed with the project. On May 27, 2010 the threshold was reached. An agreement has been reached with Sumic to extend an extension of their put option into 2012.

In addition, in the course of our operations we have provided letters of credit and guarantees in the amount of US$ 490 that are associated with items such as environment reclamation, asset retirement obligation commitments, electricity commitments, and community service commitments.

b)        We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the amounts recognized are sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	June 30, 2011 (unaudited)		December 31, 2010
	Provision for contingencies	Judicial deposits	Provision for contingencies	Judicial deposits
Labor and social security claims	822	1,009	748	874
Civil claims	558	444	510	410
Tax-related actions	742	429	746	442
Others	47	6	39	5
	2,169	1,888	2,043	1,731

Labor and social security related actions principally comprise of claims by Brazilian current and former employees for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil actions principally relate to claims made against us by contractors in Brazil in connection with losses alleged to have been incurred by them as a result of various past Government economic plans, during which full inflation indexation of contracts was not permitted, as well, as for accidents and land appropriation disputes.

Tax related actions principally comprise of challenges initiated by us, on certain taxes on revenues and uncertain tax positions. We continue to vigorously pursue our interests in all the actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Judicial deposits are made by us following court requirements in order to be entitled to either initiate or continue a legal action. These amounts are released to us upon receipt of a final favorable outcome from the legal action, and in the case of an unfavorable outcome, the deposits are transferred to the prevailing party.

Contingencies settled during the three-month periods ended June 30, 2011, March 31, 2011 and June 30, 2010, totaled US$130, US$ 431 and US$61 and six-month periods ended June 30, 2011 and June 30, 2010, totaled US$561 and US$76, respectively. Provisions recognized in the three-month periods ended June 30, 2011, March 31, 2011 and June 30, 2010, totaled US$176, US$54 and US$101 and six-month periods ended June 30, 2011 and June 30, 2010, totaled US$230 and US$171, respectively, classified as other operating expenses.

In addition to the contingencies for which we have made provisions, we are defendants in claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is reasonably possible but not probable, in the total amount of US$22,878 at June 30, 2011, and for which no provision has been made (December 31, 2010 — US$4,787).

The variation in reasonably possible contingencies reflects the change in the outcome of the case filed by Vale to contest of the constitutionality of Article 74 of Provisional 2.158-34/2001, which determines the payment in Brazil, of income tax and social contribution on net income on the profits of foreign subsidiaries. This quarter, based on recent jurisprudence and similar legal cases, supported by our legal counsel, we altered the probability of loss for reasonably possible.

c)     At the time of our privatization in 1997, the Company issued debentures to its then-existing stockholders, including the Brazilian Government. The terms of the debentures, were set to ensure that the pre-privatization stockholders, including the Brazilian Government would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one cent), whose value will be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

The debentures holders have the right to receive premiums, paid semiannually, equivalent to a percentage of net revenues from specific mine resources as set forth in the indenture.

d)     Asset retirement obligations

We use various judgments and assumptions when measuring our asset retirement obligations.

Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

The changes in the provisions for asset retirement obligations are as follows:

	Three-month period ended (unaudited)			Six-month period ended (unaudited)
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Beginning of period	1,368	1,368	1,129	1,368	1,116
Accretion expense	30	41	31	71	58
Liabilities settled in the current period	(20)	(10)	(2)	(30)	(10)
Revisions in estimated cash flows (*)	(10)	(63)	28	(73)	26
Cumulative translation adjustment	42	32	(24)	74	(28)
End of period	1,410	1,368	1,162	1,410	1,162

Current liabilities	56	71	80	56	80
Non-current liabilities	1,354	1,297	1,082	1,354	1,082
Total	1,410	1,368	1,162	1,410	1,162

17   Other expenses

The line “Other operating expenses” totaled US$ 724 in June 30, 2011 (US$ 420 in March 31, 2011 and US$ 374 in June 30, 2010) most due to pre operational expenses, idle capacity and stoppage operations US$ 345 (US$ 132 in March 31, 2011 and US$ 198 in June 30, 2010).

18   Fair value disclosure of financial assets and liabilities

The Financial Accounting Standards Board, through Accounting Standards Codification and Accounting Standards Updates, defines fair value and set out a framework for measuring fair value, which refers to valuation concepts and practices and requires certain disclosures about fair value measurements.

a)     Measurements

The pronouncements define fair value as the exchange price that would be received for an asset, or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date.  In determining fair value, the Company uses various methods including market, income and cost approaches.  Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.

These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Company utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Under this standard, those inputs used to measure the fair value are required to be classified on three levels. Based on the characteristics of the inputs used in valuation techniques the Company is required to provide the following information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value are classified and disclosed as follows:

Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 - Quoted prices for identical or similar assets or liabilities on active markets, inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability;

Level 3 - Assets and liabilities, which quoted prices do not exist, or those prices or valuation techniques are supported by little or no market activity, unobservable or illiquid. At this point, fair market valuation becomes highly subjective.

b)     Measurements on a recurring basis

The description of the valuation methodologies used for recurring assets and liabilities measured at fair value in the Company’s Consolidated Balance Sheet at June 30, 2011 and December 31, 2010 are summarized below:

•  Available-for-sale securities

They are securities that are not classified either as held-for-trading or as held-to-maturity for strategic reasons and have readily available market prices. We evaluate the carrying value of some of our investments in relation to publicly quoted market prices when available.  When there is no market value, we use inputs other than quoted prices.

•  Derivatives

The market approach is used to estimate the fair value of the swaps discounting their cash flows using the interest rate of the currency they are denominated and, also for the commodities contracts, since the fair value is computed by using forward curves for each commodity.

•  Debentures

The fair value is measured by the market approach method, and the reference price is available on the secondary market.

The tables below present the balances of assets and liabilities measured at fair value on a recurring basis as follows:

	As of June 30, 2011 (unaudited)
	Carrying amount	Fair value	Level 1	Level 2
Available for sale	8	8	8	—
Unrealized gain on derivatives	922	922	3	919
Debentures	(1,418)	(1,418)	—	(1,418)

	As of December 31, 2010
	Carrying amount	Fair value	Level 1	Level 2
Available for sale	12	12	12	—
Unrealized gains on derivatives	257	257	1	256
Debentures	(1,284)	(1,284)	—	(1,284)

c)     Measurements on a non-recurring basis

The Company also has assets under certain conditions that are subject to measurement at fair value on a non-recurring basis. These assets include goodwill and assets acquired and liabilities assumed in business combinations. During the period ended June 30, 2011, we have not recognized any additional impairment for those items.

d)     Financial Instruments

Long-term debt

The valuation method used to estimate the fair value of our debt is the market approach for the contracts that are quoted on the secondary market, such as bonds and debentures. The fair value of both fixed and floating rate debt is determined by discounting future cash flows of Libor and Vale’s bonds curves (income approach).

Time deposits

The method used is the income approach, through the prices available on the active market. The fair value is close to the carrying amount due to the short-term maturities of the instruments.

Our long-term debt is reported at amortized cost, and the income of time deposits is accrued monthly according to the contract rate. The estimated fair value measurement is disclosed as follows:

	As of June 30, 2011 (Unaudited)
	Carrying amount	Fair value	Level 1	Level 2
Long-term debt (*)	(24,026)	(24,834)	(17,718)	(7,116)

	As of December 31, 2010
	Carrying amount	Fair value	Level 1	Level 2
Time deposits	1,793	1,793	—	1,793
Long-term debt (*)	(24,071)	(25,264)	(19,730)	(5,534)

(*) Less accrued charges of US$ 327 and US$343 as of June 30, 2011 and December 31, 2010, respectively.

19   Segment and geographical information

We adopt disclosures about segments of an enterprise and related information with respect to the information we present about our operating segments. The relevant standard requiring such disclosures introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. In line with our strategy to become a leading global player in the fertilizer business, on May 27, 2010 we acquired 58.6% of the equity capital of Fertilizantes Fosfatados S.A. - Fosfertil (Fosfertil) and the Brazilian fertilizer assets of Bunge Participações e Investimentos S.A. (BPI), currently renamed Vale Fosfatados S.A. Considering this new segment acquisition, fertilizers, and the related reorganization that occurred for the operating segments are:

Bulk Material - comprised of iron ore mining and pellet production, as well as our Brazilian Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations.  Manganese mining and ferroalloys are also included in this segment.

Base Metals — comprised of the production of non-ferrous minerals, including nickel (co-products and by-products), copper and investments in joint ventures and affiliates engaged in aluminum.

Fertilizers — comprised of the three important groups of nutrients: potash, phosphates and nitrogen.  This business is being formed through a combination of acquisitions and organic growth.

Logistic Services — comprised of our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Others — comprised of our investments in joint ventures and affiliates engaged in other businesses.

Information presented to senior management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:

Results by segment - before eliminations (aggregated)

	Three-month period ended (unaudited)
	June 30, 2011							March 31, 2011							June 30, 2010
	Bulk Material	Base Metals	Fertilizers	Logistic	Others	Elimination	Consolidated	Bulk Material	Base Metals	Fertilizers	Logistic	Others	Elimination	Consolidated	Bulk Material	Base Metals	Fertilizers	Logistic	Others	Elimination	Consolidated
RESULTS
Gross revenues	20,585	2,515	927	545	105	(9,332)	15,345	16,488	3,088	831	389	185	(7,433)	13,548	13,148	2,379	221	457	143	(6,418)	9,930

Cost and expenses	(12,352)	(1,813)	(718)	(465)	(240)	9,332	(6,256)	(10,003)	(1,873)	(688)	(351)	(311)	7,433	(5,793)	(8,270)	(1,857)	(211)	(344)	(99)	6,418	(4,363)
Research and development	(130)	(98)	(16)	(30)	(89)	—	(363)	(112)	(74)	(18)	(21)	(117)	—	(342)	(72)	(58)	(5)	(11)	(43)	—	(189)
Gain on sale of assets	—	—	—	—	—	—	—	—	1,513	—	—	—	—	1,513	—	—	—	—	—	—	—
Depreciation, depletion and amortization	(438)	(350)	(129)	(60)	(2)	—	(979)	(434)	(357)	(117)	(44)	(5)	—	(957)	(362)	(330)	(17)	(38)	(1)	—	(748)
Operating income (loss)	7,665	254	64	(10)	(226)	—	7,747	5,939	2,297	8	(27)	(248)	—	7,969	4,444	134	(12)	64	—	—	4,630
Financial income	727	(23)	17	6	9	(510)	226	838	2	16	3	2	(696)	165	745	388	1	2	(188)	(879)	69
Financial expenses	(771)	(211)	(23)	(16)	(3)	510	(514)	(1,022)	(230)	(9)	(15)	(2)	696	(582)	(961)	(625)	(1)	(11)	205	879	(514)
Gains (losses) on derivatives, net	327	31	—	—	—	—	358	251	(12)	—	—	—	—	239	(157)	40	—	—	5	—	(112)
Foreign exchange and monetary gains (losses), net	557	(7)	35	(7)	—	—	578	18	13	56	(7)	—	—	80	119	(55)	2	(1)	1	—	66
Discontinued operations, net of tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6)	—	—	—	—	(6)
Equity in results of affiliates, joint ventures and others investments	339	(2)	—	33	36	—	406	258	(3)	—	36	(11)	—	280	250	1	—	23	9	—	283
Income taxes	(2,120)	(228)	(57)	(2)	—	—	(2,407)	(981)	(401)	3	2	—	—	(1,377)	(743)	74	3	5	—	—	(661)
Noncontrolling interests	1	33	(1)	—	25	—	58	2	14	4	—	32	—	52	2	(48)	—	—	(4)	—	(50)
Net income attributable to the Company’s stockholders	6,725	(153)	35	4	(159)	—	6,452	5,303	1,680	78	(8)	(227)	—	6,826	3,699	(97)	(7)	82	28	—	3,705

Sales classified by geographic destination:
Foreign market
America, except United States	576	256	8	—	2	(284)	558	472	540	19	2	2	(308)	727	391	252	—	—	5	(259)	389
United States	5	402	1	—	—	(2)	406	6	479	—	—	2	(12)	475	12	161	—	—	—	(10)	163
Europe	4,520	836	60	—	2	(2,350)	3,068	3,680	677	32	2	12	(1,767)	2,636	3,331	785	—	—	—	(1,735)	2,381
Middle East/Africa/Oceania	718	58	—	—	—	(360)	416	853	16	—	—	—	(413)	456	747	55	—	—	—	(344)	458
Japan	2,631	302	—	—	—	(1,144)	1,789	1,979	377	—	—	—	(847)	1,509	1,260	330	—	—	—	(518)	1,072
China	8,892	340	—	—	—	(4,227)	5,005	6,825	397	—	—	41	(3,239)	4,024	5,332	173	—	—	—	(2,711)	2,794
Asia, other than Japan and China	1,654	318	17	—	—	(791)	1,198	1,365	406	14	—	—	(601)	1,184	965	466	—	—	—	(515)	916
Brazil	1,589	3	841	545	101	(174)	2,905	1,308	196	766	385	128	(246)	2,537	1,110	157	221	457	138	(326)	1,757
	20,585	2,515	927	545	105	(9,332)	15,345	16,488	3,088	831	389	185	(7,433)	13,548	13,148	2,379	221	457	143	(6,418)	9,930

	six-month period ended (unaudited)
	June 30, 2011							June 30, 2010
	Bulk Material	Base Metals	Fertilizers	Logistic	Others	Elimination	Consolidated	Bulk Material	Base Metals	Fertilizers	Logistic	Others	Elimination	Consolidated
RESULTS
Gross revenues	37,073	5,603	1,758	934	290	(16,765)	28,893	20,851	4,512	286	809	220	(9,900)	16,778
Cost and expenses	(22,355)	(3,686)	(1,406)	(816)	(551)	16,765	(12,049)	(13,363)	(3,717)	(250)	(636)	(168)	9,900	(8,234)
Research and development	(242)	(172)	(34)	(51)	(206)	—	(705)	(116)	(100)	(12)	(22)	(111)	—	(361)
Gain on sale of assets	—	1,513	—	—	—	—	1,513	—	—	—	—	—	—	—
Depreciation, depletion and amortization	(872)	(707)	(246)	(104)	(7)	—	(1,936)	(738)	(655)	(24)	(73)	(1)	—	(1,491)
Operating income (loss)	13,604	2,551	72	(37)	(474)	—	15,716	6,634	40	—	78	(60)	—	6,692
Financial income	1,565	(21)	33	9	11	(1,206)	391	1,311	386	1	3	—	(1,584)	117
Financial expenses	(1,793)	(441)	(32)	(31)	(5)	1,206	(1,096)	(1,718)	(824)	(1)	(18)	(2)	1,584	(979)
Gains (losses) on derivatives, net	578	19	—	—	—	—	597	(356)	9	—	—	5	—	(342)
Foreign exchange and monetary gains (losses), net	575	6	91	(14)	—	—	658	66	(29)	2	(3)	—	—	36
Discontinued operations, net of tax	—	—	—	—	—	—	—	—	(151)	—	—	—	—	(151)
Equity in results of affiliates, joint ventures and others investments	597	(5)	—	69	25	—	686	308	7	—	35	29	—	379
Income taxes	(3,101)	(629)	(54)	—	—	—	(3,784)	(596)	141	3	9	21	—	(422)
Noncontrolling interests	3	47	3	—	57	—	110	2	(19)	—	—	(4)	—	(21)
Net income attributable to the Company’s stockholders	12,028	1,527	113	(4)	(386)	—	13,278	5,651	(440)	5	104	(11)	—	5,309

Sales classified by geographic destination:
Foreign market
America, except United States	1,048	796	27	2	4	(592)	1,285	584	523	—	12	7	(404)	722
United States	11	881	1	—	2	(14)	881	13	309	—	—	2	(26)	298
Europe	8,200	1,513	92	2	14	(4,117)	5,704	5,482	1,450	—	—	2	(3,196)	3,738
Middle East/Africa/Oceania	1,571	74	—	—	—	(773)	872	940	104	—	—	—	(357)	687
Japan	4,610	679	—	—	—	(1,991)	3,298	2,466	602	—	—	—	(1,164)	1,904
China	15,717	737	—	—	41	(7,466)	9,029	8,007	374	—	—	—	(3,427)	4,954
Asia, other than Japan and China	3,019	724	31	—	—	(1,392)	2,382	1,416	792	—	—	—	(748)	1,460
Brazil	2,897	199	1,607	930	229	(420)	5,442	1,943	358	286	797	209	(578)	3,015
	37,073	5,603	1,758	934	290	(16,765)	28,893	20,851	4,512	286	809	220	(9,900)	16,778

Operating segment - after eliminations (disaggregated)

	Three-month period ended (unaudited)
	June 30, 2011
	Revenue	Value added tax	Net revenues	Cost and expenses	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment, net	Addition to property, plant and equipment	Investments
Bulk Material
Iron ore	9,102	(134)	8,968	(2,157)	6,811	(347)	6,464	33,602	1,259	123
Pellets	2,122	(73)	2,049	(778)	1,271	(31)	1,240	2,678	—	1,093
Manganese	52	(2)	50	(48)	2	(4)	(2)	25	1	—
Ferroalloys	150	(15)	135	(96)	39	(16)	23	321	10	—
Coal	256	—	256	(276)	(20)	(40)	(60)	3,686	218	262
	11,682	(224)	11,458	(3,355)	8,103	(438)	7,665	40,312	1,488	1,478
Base Metals
Nickel and other products (*)	1,966	—	1,966	(1,411)	555	(326)	229	29,801	613	13
Copper concentrate	264	(1)	263	(214)	49	(24)	25	4,206	348	133
Aluminum products	—	—	—	—	—	—	—	—	—	3,686
	2,230	(1)	2,229	(1,625)	604	(350)	254	34,007	961	3,832
Fertilizers
Potash	68	(3)	65	(66)	(1)	(18)	(19)	1,846	293	—
Phosphates	586	(22)	564	(404)	160	(62)	98	7,132	96	—
Nitrogen	194	(25)	169	(151)	18	(49)	(31)	1,592	45	—
Others fertilizers products	19	(3)	16	—	16	—	16	—	—	—
	867	(53)	814	(621)	193	(129)	64	10,570	434	—

Logistics
Railroads	357	(54)	303	(277)	26	(45)	(19)	1,464	66	565
Ports	119	(14)	105	(81)	24	(15)	9	739	23	—
Ships	—	—	—	—	—	—	—	1,482	140	141
	476	(68)	408	(358)	50	(60)	(10)	3,685	229	706
Others	90	(10)	80	(304)	(224)	(2)	(226)	3,103	368	2,536
Gain on sale of assets	—	—	—	—	—	—	—	—	—	—
	15,345	(356)	14,989	(6,263)	8,726	(979)	7,747	91,677	3,480	8,552

(*) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment - after eliminations (disaggregated)

	Three-month period ended (unaudited)
	March 31, 2011
	Revenue	Value added tax	Net revenues	Cost and expenses	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment, net	Addition to property, plant and equipment	Investments
Bulk Material
Iron ore	7,287	(110)	7,177	(1,736)	5,441	(357)	5,084	29,377	1,177	125
Pellets	1,878	(61)	1,817	(840)	977	(36)	941	2,551	353	1,035
Manganese	43	(2)	41	(21)	20	(5)	15	20	—	—
Ferroalloys	157	(12)	145	(111)	34	(11)	23	308	11	—
Coal	154	—	154	(253)	(99)	(25)	(124)	3,409	388	244
	9,519	(185)	9,334	(2,961)	6,373	(434)	5,939	35,665	1,929	1,404
Base Metals
Nickel and other products (*)	2,115	—	2,115	(1,150)	965	(338)	627	29,409	371	16
Copper concentrate	251	(17)	234	(132)	102	(18)	84	3,519	170	110
Aluminum products	383	(5)	378	(304)	74	(1)	73	—	16	3,689
	2,749	(22)	2,727	(1,586)	1,141	(357)	784	32,928	557	3,815
Fertilizers
Potash	62	(4)	58	(69)	(11)	(7)	(18)	1,764	7	—
Phosphates	536	(28)	508	(408)	100	(87)	13	7,811	127	—
Nitrogen	172	(23)	149	(127)	22	(23)	(1)	839	—	—
Others fertilizers products	17	(3)	14	—	14	—	14	—	—	—
	787	(58)	729	(604)	125	(117)	8	10,414	134	—

Logistics
Railroads	250	(45)	205	(197)	8	(37)	(29)	1,383	36	534
Ports	78	(9)	69	(60)	9	(7)	2	469	37	—
Ships	—	—	—	—	—	—	—	770	23	137
	328	(54)	274	(257)	17	(44)	(27)	2,622	96	671
Others	165	(16)	149	(392)	(243)	(5)	(248)	4,869	97	2,436
Gain on sale of assets	—	—	—	1,513	1,513	—	1,513	—	—	—
	13,548	(335)	13,213	(4,287)	8,926	(957)	7,969	86,498	2,813	8,326

(*) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment - after eliminations (disaggregated)

	Three-month period ended (unaudited)
	June 30, 2010
	Revenue	Value added tax	Net revenues	Cost and expenses	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment, net	Addition to property, plant and equipment	Investments
Bulk Material
Iron ore	5,435	(87)	5,348	(1,658)	3,690	(297)	3,393	26,408	1,039	88
Pellets	1,618	(62)	1,556	(524)	1,032	(34)	998	1,698	77	1,254
Manganese	89	(6)	83	(47)	36	(4)	32	23	—	—
Ferroalloys	170	(16)	154	(79)	75	(6)	69	240	3	—

Coal	185	—	185	(217)	(32)	(16)	(48)	1,734	123	186
	7,497	(171)	7,326	(2,525)	4,801	(357)	4,444	30,103	1,242	1,528
Base Metals
Nickel and other products (*)	874	—	874	(640)	234	(246)	(12)	27,471	386	22
Copper concentrate	207	(3)	204	(145)	59	(22)	37	2,662	307	69
Aluminum products	655	(3)	652	(481)	171	(62)	109	228	—	140
	1,736	(6)	1,730	(1,266)	464	(330)	134	30,361	693	231
Fertilizers
Potash	55	(3)	52	(42)	10	(6)	4	1,889	2	—
Phosphates	155	(15)	140	(145)	(5)	(11)	(16)	7,153	44	—
	210	(18)	192	(187)	5	(17)	(12)	9,042	46	—
Logistics
Railroads	301	(45)	256	(190)	66	(32)	34	1,944	25	486
Ports	106	(14)	92	(51)	41	(5)	36	245	1	—
Ships	2	—	2	(7)	(5)	(1)	(6)	—	—	121
	409	(59)	350	(248)	102	(38)	64	2,189	26	607
Others	78	(18)	60	(54)	6	(6)	—	2,054	229	2,078
	9,930	(272)	9,658	(4,280)	5,378	(748)	4,630	73,749	2,236	4,444

(*) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment - after eliminations (disaggregated)

	Six-month period ended (unaudited) June 30, 2011
	Revenue	Value added tax	Net revenues	Cost and expenses	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment, net	Addition to property, plant and equipment	Investments
Bulk Material
Iron ore	16,389	(244)	16,145	(3,893)	12,252	(704)	11,548	33,602	2,436	123
Pellets	4,000	(134)	3,866	(1,618)	2,248	(67)	2,181	2,678	353	1,093
Manganese	95	(4)	91	(69)	22	(9)	13	25	1	—
Ferroalloys	307	(27)	280	(207)	73	(27)	46	321	21	—
Coal	410	—	410	(529)	(119)	(65)	(184)	3,686	606	262
	21,201	(409)	20,792	(6,316)	14,476	(872)	13,604	40,312	3,417	1,478
Base Metals
Nickel and other products (*)	4,081	—	4,081	(2,561)	1,520	(664)	856	29,801	984	13
Copper concentrate	515	(18)	497	(346)	151	(42)	109	4,206	518	133
Aluminum products	383	(5)	378	(304)	74	(1)	73	—	16	3,686
	4,979	(23)	4,956	(3,211)	1,745	(707)	1,038	34,007	1,518	3,832
Fertilizers
Potash	130	(7)	123	(135)	(12)	(25)	(37)	1,846	300	—
Phosphates	1,122	(50)	1,072	(812)	260	(149)	111	7,132	223	—
Nitrogen	366	(48)	318	(278)	40	(72)	(32)	1,592	45	—
Others fertilizers products	36	(6)	30	—	30	—	30	—	—	—
	1,654	(111)	1,543	(1,225)	318	(246)	72	10,570	568	—

Logistics
Railroads	607	(99)	508	(474)	34	(82)	(48)	1,464	102	565
Ports	197	(23)	174	(141)	33	(22)	11	739	60	—
Ships	—	—	—	—	—	—	—	1,482	163	141
	804	(122)	682	(615)	67	(104)	(37)	3,685	325	706
Others	255	(26)	229	(696)	(467)	(7)	(474)	3,103	465	2,536
Gain on sale of assets	—	—	—	1,513	1,513	—	1,513	—	—	—
	28,893	(691)	28,202	(10,550)	17,652	(1,936)	15,716	91,677	6,293	8,552

(*) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment - after eliminations (disaggregated)

	Six-month period ended (unaudited) June 30, 2010
	Revenue	Value added tax	Net revenues	Cost and expenses	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment, net	Addition to property, plant and equipment	Investments
Bulk Material
Iron ore	9,182	(157)	9,025	(3,107)	5,918	(622)	5,296	26,408	1,593	88
Pellets	2,393	(130)	2,263	(956)	1,307	(58)	1,249	1,698	129	1,254
Manganese	147	(6)	141	(62)	79	(5)	74	23	—	—
Ferroalloys	312	(32)	280	(151)	129	(17)	112	240	8	—
Coal	312	—	312	(378)	(66)	(31)	(97)	1,734	152	186
	12,346	(325)	12,021	(4,654)	7,367	(733)	6,634	30,103	1,882	1,528
Base Metals
Nickel and other products (*)	1,621	—	1,621	(1,298)	323	(485)	(162)	27,471	708	22
Copper concentrate	387	(10)	377	(268)	109	(40)	69	2,662	531	69
Aluminum products	1,254	(13)	1,241	(978)	263	(122)	141	228	61	140
	3,262	(23)	3,239	(2,544)	695	(647)	48	30,361	1,300	231
Fertilizers
Potash	120	(6)	114	(85)	29	(13)	16	1,889	7	—
Phosphates	155	(15)	140	(145)	(5)	(11)	(16)	7,153	44	—
	275	(21)	254	(230)	24	(24)	—	9,042	51	—

Logistics
Railroads	537	(87)	450	(342)	108	(59)	49	1,944	46	486
Ports	181	(24)	157	(106)	51	(11)	40	245	3	—
Ships	5	—	5	(13)	(8)	(3)	(11)	—	—	121
	723	(111)	612	(461)	151	(73)	78	2,189	49	607
Others	172	(36)	136	(190)	(54)	(14)	(68)	2,054	771	2,078
	16,778	(516)	16,262	(8,079)	8,183	(1,491)	6,692	73,749	4,053	4,444

(*) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

20   Derivative financial instruments

Risk management policy

Vale has developed its risk management strategy in order to provide an integrated approach of the risks the Company is exposed to. To do that, Vale evaluates not only the impact of market risk factors in the business results (market risk), but also the risk arising from third party obligations with Vale (credit risk) and those risks inherent in Vale’s operational processes (operational risk).

Vale considers that the effective management of risk is a key objective to support its growth strategy and financial flexibility.  The risk reduction on Vale’s future cash flows contributes to a better perception of the Company’s credit quality, improving its ability to access different markets. As a commitment to the risk management strategy, the Board of Directors has established an enterprise-wide risk management policy and a risk management committee.

The risk management policy determines that Vale should evaluate regularly its cash flow risks and potential risk mitigation strategies. Whenever considered necessary, mitigation strategies should be put in place to reduce cash flow volatility. The executive board is responsible for the evaluation and approval of long-term risk mitigation strategies recommended by the risk management committee.

The risk management committee assists our executive officers in overseeing and reviewing our enterprise risk management activities including the principles, policies, process, procedures and instruments employed to manage risk. The risk management committee reports periodically to the executive board on how risks have been monitored, what are the most important risks we are exposed to and their impact on cash flows.

The risk management policy and procedures, that complement the normative of risk management governance model, explicitly prohibit speculative transactions with derivatives and require the diversification of operations and counterparties.

Besides the risk management governance model, Vale has put in place a well defined corporate governance structure. The recommendation and execution of the derivative transactions are implemented by independent areas. The strategy and risk management department is responsible for defining and proposing to the risk management committee market risk mitigation strategies consistent with Vale’s and its wholly owned subsidiaries corporate strategy. The finance department is responsible for the execution of the risk mitigation strategies through the use of derivatives. The independence of the areas guarantees an effective control on these operations.

When measuring our exposures, the correlations between market risk factors are taken into consideration once we must be able to evaluate the net impact on our cash flows from all main market variables. We are also able to identify a natural diversification of products and currencies in our portfolio and therefore a natural reduction of the overall risk of the Company.

The consolidated market risk exposure and the portfolio of derivatives are measured monthly and monitored in order to evaluate the financial results and market risk impacts on our cash flow, as well as to guarantee that the initial goals will be achieved. The mark-to-market of the derivatives portfolio is reported weekly to management.

Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed are:

• Interest rates;

• Foreign exchange;

• Product prices and input costs

Foreign exchange and interest rate risk

Vale’s cash flows are exposed to volatility of several different currencies. While most of our product prices are indexed to the US dollars, most of our costs, disbursements and investments are indexed to currencies other than the US dollar, mainly the Brazilian real and Canadian dollar.

Derivative instruments may be used to reduce Vale’s potential cash flow volatility arising from its currency mismatch. Vale’s foreign exchange and interest rate derivative portfolio consists, basically, of interest rate swaps to convert floating cash flows in Brazilian real to fixed or floating US dollar cash flows, without any leverage.

Vale is also exposed to interest rate risks on loans and financings. Our floating rate debt consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans.

In general, our US dollars floating rate debt is subject to changes in the LIBOR (London Interbank Offer Rate in US dollars). To mitigate the impact of the interest rate volatility on its cash flows, Vale takes advantage of natural hedges resulting from the correlation of metal prices and US dollar floating rates. When natural hedges are not present, we may opt to look for the same effect by using financial instruments.

Our Brazilian real denominated debt subject to floating interest rates refers to debentures, loans obtained from Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and property and services acquisition financing in the Brazilian market. These debts are mainly linked to CDI and TJLP.

The swap transactions used to convert debt linked to Brazilian reais into U.S. Dollars have similar — and sometimes shorter — settlement dates than the final maturity of the debt instruments. Their amounts are similar to the principal and interest payments, subjected to liquidity market conditions. The swaps with shorter settlement date than the debts’ final maturity are renegotiated through time so that their final maturity match — or become closer — to the debt final maturity. At each settlement date, the results on the swap transactions partially offset the impact of the foreign exchange rate in our obligations, contributing to stabilize the cash disbursements in U.S. Dollars for the interest and/or principal payment of our Brazilian Real denominated debt.

In the event of an appreciation (depreciation) of the Brazilian real against the US dollar, the negative (positive) impact on our Brazilian real denominated debt obligations (interest and/or principal payment) measured in US dollars will be partially offset by a positive (negative) effect from a swap transaction, regardless of the US dollar / Brazilian real exchange rate on the payment date.

We have other exposures associated with our outstanding debt portfolio. In order to reduce cash flow volatility associated with a financing from KFW (Kreditanstalt Für Wiederaufbau) indexed to Euribor, Vale entered into a swap contract where the cash flows in Euros are converted into cash flows in US dollars. We have also entered into a swap to convert the cash flow from a debt instrument issued originally in Euro into US dollars. In this derivative transaction, we receive fixed interest rates in Euros and pay fixed interest rates in US dollars.

Vale started a program of cash allocation in U.S. Dollars where the goal is to monetize part of cash investments in Brazilian Reais with U.S. Dollar rewards in the brazilian market. Vale entered into a swap transaction to convert profitability in Brazilian Reais cash investments in CDI to a U.S. Dollar fixed rate. In these operations, Vale receives U.S. Dollars fixed rates and pays profitability linked to CDI.

In addition, Vale had made a bid offer for assets in the African copperbelt, therefore, in order to reduce volatility of the value in U.S. dollars for the payment in Souht African Rands, Vale used South African Rands forward purchase.

Product price risk

Vale is also exposed to several market risks associated with commodities price volatilities. Currently, our derivative transactions include nickel, copper and bunker oil derivatives and all have the same purpose of mitigating Vale’s cash flow volatility.

Nickel — The Company has the following derivative instruments in this category:

•                  Sales Hedging Program - in order to protect our cash flows in 2011 and 2012, we entered into derivative transactions where we fixed the prices of some of our nickel sales during the period.

•                  Fixed price sales program - we use to enter into nickel future contracts on the London Metal Exchange (LME) with the purpose of maintaining our exposure to nickel price variation, regarding the fact that, in some cases, the commodity is sold at a fixed price to some customers. Whenever the ‘Strategic derivative program’ is executed, the ‘Fixed price sales program’ is interrupted.

•                  Nickel purchase program - Vale has also sold nickel futures on the LME, in order to minimize the risk of mismatch between the pricing on the costs of intermediate products and finished goods.

Copper — We entered into derivatives transactions in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients.

Bunker Oil — In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and, therefore, on Vale’s cash flow, Vale implemented a derivative program that consists of forward purchases and swaps.

Embedded derivatives — In addition to the contracts mentioned above, Vale Inco Ltd., Vale’s wholly-owned subsidiary, has nickel concentrate and raw materials purchase agreements, where there are provisions based on the movement of nickel and copper prices. These provisions are considered embedded derivatives.

Under the Standard Accounting for Derivative Financial Instruments and Hedging Activities, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value and the gain or loss in fair value is included in current earnings, unless if qualified as hedge accounting. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These requirements include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these requirements, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.

At June 30, 2011, we have outstanding positions designated as cash flow hedge. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk, such as a forecasted purchase or sale. If a derivative is designated as cash flow hedge, the effective portion of the changes in the fair value of the derivative is recorded in other comprehensive income and recognized in earnings when the hedged item affects earnings. However, the ineffective portion of changes in the fair value of the derivatives designated as hedges is recognized in earnings. If a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in earnings.

	Assets				Liabilities
	As of June 30 (Unaudited)		As of December 31		As of June 30 (Unaudited)		As of December 31
	2011		2010		2011		2010
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	601	127	—	300	1	7	—	—
EURO floating rate vs. US$ floating rate swap	—	—	1	—	—	—	—	—
US$ floating rate vs. fixed US$ rate swap	—	—	—	—	2	—	4	—
EuroBond Swap	—	46	—	—	—	—	—	8
Pre Dollar Swap	13	—	—	1	—	4	—	—
AUD floating rate vs. fixed US$ rate swap	—	—	2	—	—	—	—	—
Swap US$ fixed rate vs. CDI	—	—	—	—	46	—	—	—
Rande forward (South Africa)	2	—	—	—	—	—	—	—
	616	173	3	301	49	11	4	8
Commodities price risk
Nickel
Fixed price program	7	—	13	—	1	—	12	—
Strategic program	—	—	—	—	—	—	15	—
Bunker Oil Hedge	26	—	16	—	—	—	—	—
Coal	—	—	—	—	—	—	2	—
Maritime Freight Hiring Protection Program	—	—	—	—	—	—	2	—
	33	—	29	—	1	—	31	—
Derivatives designated as hedge
Foreign exchange cash flow hedge	83	—	20	—	—	—	—	—
Strategic Nickel	61	17	—	—	—	—	—	53
	144	17	20	—	—	—	—	53
Total	793	190	52	301	50	11	35	61

The following table presents the effects of derivatives for the periods ended:

	Amount of gain or (loss) recognized as financial income (expense)					Financial settlement: (Inflows)/ Outflows					Amount of gain or (loss) recognized in OCI
	Three-month period ended			six-month period ended		Three-month period ended			six-month period ended		Three-month period ended			six-month period ended
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Derivatives not designated as hedge

Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swap	389	175	(191)	564	(241)	(112)	(48)	(75)	(160)	(104)	—	—	—	—	—
EURO floating rate vs. USD floating rate swap	—	—	(1)	—	(1)	—	—	—	—	—	—	—	—	—	—
USD floating rate vs. USD fixed rate swap	—	—	—	—	(1)	1	1	2	2	4	—	—	—	—	—
Swap Convertibles	—	—	37	—	37	—	—	(37)	—	(37)	—	—	—	—	—
Swap NDF	—	—	1	—	1	—	—	—	—	—	—	—	—	—	—
EuroBond Swap	11	42	(78)	53	(78)	—	—	—	—	—	—	—	—	—	—
Pre Dollar Swap	6	2	—	8	—	—	—	—	—	—	—	—	—	—	—
Swap USD fixed rate vs. CDI	(47)	—	—	(47)	—	—	—	—	—	—	—	—	—	—	—
South African Rande Forward	2	—	—	2	—	—	—	—	—	—	—	—	—	—	—
AUD floating rate vs. fixed USD rate swap	—	—	(1)	—	1	—	(2)	(6)	(2)	(7)	—	—	—	—	—
	361	219	(233)	580	(282)	(111)	(49)	(116)	(160)	(144)	—	—	—	—	—
Commodities price risk
Nickel
Fixed price program	12	13	18	25	9	(19)	(1)	2	(20)	1	—	—	—	—	—
Strategic program	—	15	88	15	(51)	—	—	36	—	50	—	—	—	—	—
Aluminum	—	—	—	—	—	—	7	—	7	16	—	—	—	—	—
Maritime Freight Hiring Protection Program	—	—	(16)	—	(19)	—	2	(9)	2	(19)	—	—	—	—	—
Coal	—	—	(2)	—	(3)	—	2	—	2	—	—	—	—	—	—
Bunker Oil Hedge	2	32	(7)	34	(13)	(15)	(8)	(10)	(23)	(23)	—	—	—	—	—
	14	60	81	74	(77)	(34)	2	19	(32)	25	—	—	—	—	—
Embedded derivatives:
Energy - Aluminum options	—	(7)	23	(7)	—	—	—	—	—	—	—	—	—	—	—
	—	(7)	23	(7)	—	—	—	—	—	—	—	—	—	—	—
Derivatives designated as hedge

Aluminum	—	—	—	—	—	—	—	13	—	26	4	—	33	4	35
Strategic Nickel	(17)	(33)	(2)	(50)	(2)	17	33	—	50	—	137	(9)	94	128	41
Foreign exchange cash flow hedge	—	—	19	—	19	—	(13)	(27)	(13)	(31)	—	14	16	14	44
	(17)	(33)	17	(50)	17	17	20	(14)	37	(5)	141	5	143	146	120
Total	358	239	(112)	597	(342)	(128)	(27)	(111)	(155)	(124)	141	5	143	146	120

Unrealized gains (losses) in the period are included in our income statement under the caption of gains (losses) on derivatives, net.

Final maturity dates for the above instruments are as follows:

Interest rates/ Currencies	December 2019
Bunker Oil	December 2011
Nickel	December 2012

21   Subsequent Event

In July 11, 2011, we announced that it has agreed to request by Metorex Limited (Metorex) to terminate the agreement in relation to previously announced offer to acquire the controlling of this copper and cobalt producer.

BOARD OF DIRECTORS, FISCAL COUNCIL, ADVISORY COMMITTEES AND EXECUTIVE OFFICERS

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Ricardo José da Costa Flores	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President
Marcelo Amaral Moraes
Fuminobu Kawashima	Chairman
José Mauro Mettrau Carneiro da Cunha
José Ricardo Sasseron	Aníbal Moreira dos Santos
Luciano Galvão Coutinho	Antonio Henrique Pinheiro Silveira
Oscar Augusto de Camargo Filho	Arnaldo José Vollet
Paulo Soares de Souza
Renato da Cruz Gomes
Robson Rocha	Alternate
Nelson Henrique Barbosa Filho	Cícero da Silva
Marcus Pereira Aucélio
Alternate	Oswaldo Mário Pêgo de Amorim Azevedo

Eduardo de Oliveira Rodrigues	Executive Officers
Estáquio Wagner Guimarães Gomes
Deli Soares Pereira	Murilo Pinto de Oliveira Ferreira
Hajime Tonoki	Chief Executive Officer
João Moisés de Oliveira
Luiz Carlos de Freitas	Vania Lucia Chaves Somavilla
Marco Geovanne Tobias da Silva	Executive Officer for Human Resources and Corporate Services
Paulo Sergio Moreira da Fonseca
Raimundo Nonato Alves Amorim	Eduardo de Salles Bartolomeo
Sandro Kohler Marcondes	Executive Officer for Integrated Bulk Operations

Advisory Committees of the Board of Directors	Eduardo Jorge Ledsham
Executive Office for Exploration, Energy and Projects
Controlling Committee
Luiz Carlos de Freitas	Guilherme Perboyre Cavalcanti
Paulo Ricardo Ultra Soares	Chief Financial Officer and Investor Relations
Paulo Roberto Ferreira de Medeiros
José Carlos Martins
Executive Development Committee	Executive Officer for Marketing, Sales and Strategy
João Moisés de Oliveira
José Ricardo Sasseron	Mario Alves Barbosa Neto
Oscar Augusto de Camargo Filho	Executive Officer for Fertilizers

Strategic Committee	Tito Botelho Martins
Murilo Pinto de Oliveira Ferreira	Executive Officer for Base Metals Operations
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior	Marcus Vinicius Dias Severini
Oscar Augusto de Camargo Filho	Chief Officer of Accounting and Control Department
Ricardo José da Costa Flores
Vera Lucia de Almeida Pereira Elias
Finance Committee	Chief Accountant
Guilherme Perboyre Cavalcanti	CRC-RJ - 043059/O-8
Eduardo de Oliveira Rodrigues Filho
Luciana Freitas Rodrigues
Luiz Maurício Leuzinger

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: 28 July, 2011		Roberto Castello Branco
Director of Investor Relations